SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                             McMoRan Exploration Co.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    582411104
                                  (Cusip Number)

                                J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 December 9, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 2,771,687 shares, which constitutes approximately 19.6% of the 14,107,013 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 14,100,000 shares outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 2,356,023 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,356,023 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,356,023

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  16.7%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  51,036 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 2,356,023 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power:  51,036 (1)
Person
With
               10.  Shared Dispositive Power: 2,356,023 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,414,072 (1)(2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  17.1% (4)

14.  Type of Reporting Person: IN
-------------
(1) Solely in his capacity as trustee of The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust, with respect to 20,000 shares of Stock.
(2) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 2,356,023 shares of Stock.
(3) Includes 7,013 shares issuable upon exercise of options granted to Mr. Bruce pursuant to a stock option plan.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 14,107,013 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 2,356,023 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 2,356,023 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,356,023 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  16.7%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 2,356,023 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 2,356,023 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,356,023 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 16.7%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 2,356,023 shares of the Stock.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 357,615 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 357,615(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     357,615

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  2.5%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President and sole Director, Robert M.
     Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 357,615 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 357,615 (1)
Person
With
               10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     357,615 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 2.5%


14.  Type of Reporting Person: IN

------------
(1)  Solely in his capacity as President and sole Director of Keystone, Inc.

1.   Name of Reporting Person:

     The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO - Contributions from Bruce Management

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /


6.   Citizenship or Place of Organization: Pursuant to ERISA


               7.   Sole Voting Power:  20,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 20,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     20,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.1%

14.  Type of Reporting Person: OO - Trust
------------
(1)  Power is exercised through its trustee, Robert W. Bruce III.

Item 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $0.01 per share (the "Stock"), of McMoRan Exploration Co. (the "Issuer"). The principal executive offices of the Issuer are located at 1615 Poydras Street, New Orleans, Louisiana 70112.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this Schedule 13D Statement on behalf of Alpine Capital, L.P., a Texas limited partnership ("Alpine"), Robert W. Bruce III ("R. Bruce"), Algenpar, Inc., a Texas corporation ("Algenpar"), J. Taylor Crandall ("Crandall"), Keystone, Inc., a Texas corporation ("Keystone"), Robert M. Bass ("R. Bass") and The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust ("RBMC Trust"). Alpine,
R. Bruce, Algenpar, Crandall, Keystone, R. Bass and RBMC Trust are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b) - (c)

     ALPINE

     Alpine is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Alpine, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to R. Bruce and Algenpar, the two general partners of Alpine, is set forth below.

     R. BRUCE

     R. Bruce's principal occupation or employment is serving as a principal of The Robert Bruce Management Company., Inc. ("Bruce Management"). R. Bruce's business address is 96 Spring Street, South Salem, New York 10590.

     Bruce Management is a New York corporation, the principal business of which is providing consulting services and rendering investment advice to Alpine. The principal business address of Bruce Management, which also serves as its principal office, is 96 Spring Street, South Salem, New York 10590.

     ALGENPAR

     Algenpar is a Texas corporation, the principal business of which is serving as one of two general partners of Alpine. The principal business address of Algenpar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     CRANDALL

     Crandall's principal occupation or employment is serving as Vice President and Chief Operating Officer of Keystone, Inc. ("Keystone"). Crandall's business address is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ["BEPCO"]), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76012. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone are as follows:

     RESIDENCE OR                              PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS              OR EMPLOYMENT

R. Bass               201 Main St., Ste. 3100       President of
Keystone              Fort Worth, Texas  76102

Crandall              201 Main St., Ste. 3100       Vice President and
Chief                 Fort Worth, Texas  76102      Operating Officer of
                                               Keystone

David G. Brown        201 Main St., Ste. 3100       Vice President-Finance
    Fort Worth, Texas  76102                        of Keystone

Daniel L. Doctoroff   65 E. 55th Street             Managing Director of
    New York, NY  10022                             Oak Hill Partners, Inc.

Steven Gruber         65 E. 55th Street             Managing Director of
    New York, NY  10022                             Oak Hill Partners, Inc.

Mark A. Wolfson       201 Main St., Ste. 3100       Vice President of and
    Fort Worth, Texas  76102                        Consultant to Keystone

W. Robert Cotham      201 Main St., Ste. 2600       Vice President/
    Fort Worth, Texas 76102                         Controller of BEPCO

Gary W. Reese         201 Main St., Suite 2600      Treasurer of BEPCO
    Fort Worth, Texas 76102

James N. Alexander    201 Main St., Ste. 3100       Vice President of
    Fort Worth, Texas  76102                        Keystone

Bernard J. Carl       201 Main St., Ste. 3100       Vice President of
    Fort Worth, Texas  76102                        Keystone

John R. Monsky        65 E. 55th Street             Managing Director of
    New York, NY 10022                              Oak Hill Partners, Inc.

    Oak Hill Partners, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Acadia Partners, L.P. ("Acadia"). Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Oak Hill Partners, Inc. is 65 E. 55th Street, New York, NY 10022.

    BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

    KEYSTONE

    See above.

    R. BASS

    See above.

    RBMC TRUST

    RBMC Trust is a trust established under the Employee Retirement Income Security Act of 1974, as amended. The principal business address of RBMC Trust, which also serves as its principal office, is 96 Spring Street, South Salem, New York 10590. Bruce serves as the sole trustee of RBMC Trust.

    (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine          Working Capital(1)(2)  $ 7,864,776.08(2)

     R. Bruce        Not Applicable(3)     Not Applicable(3)

     Algenpar        Not Applicable         Not Applicable

     Crandall        Not Applicable         Not Applicable

    Keystone        Not Applicable(4)      Not Applicable(4)

    R. Bass         Not Applicable         Not Applicable

    RBMC Trust      Not Applicable(5)      Not Applicable(5)

    (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the shares.

    (2) In addition, Alpine also received 1,835,123 shares of the Stock in connection with the November 18, 1998, formation of McMoRan Exploration Co. by a combination of Freeport-McMoRan Sulphur Inc. and McMoRan Oil & Gas Co.

    (3) R. Bruce acquired 31,036 shares of the Stock and 7,013 shares of the Stock issuable upon exercise of options in connection with the November 18, 1998, formation of McMoRan Exploration Co. by a combination of Freeport-McMoRan Sulphur Inc. and McMoRan Oil & Gas Co.

    (4) Keystone acquired 357,615 shares of the Stock in connection with the November 18, 1998, formation of McMoRan Exploration Co. by a combination of Freeport-McMoRan Sulphur Inc. and McMoRan Oil & Gas Co.

    (5) RBMC Trust acquired 20,000 shares of the Stock in connection with the November 18, 1998, formation of McMoRan Exploration Co. by a combination of Freeport-McMoRan Sulphur Inc. and McMoRan Oil & Gas Co.

Item 4.  PURPOSE OF TRANSACTION.

    The Reporting Persons acquired and continue to hold the shares reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional shares in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares on the open market or in private transactions.

    Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)

    ALPINE

    The aggregate number of shares of Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 2,356,023, which constitutes approximately 16.7% of the outstanding shares of Stock.

    R. BRUCE

    Because of his positions as one of two general partners of Alpine and as trustee of RBMC Trust, his individual ownership of 31,036 shares of the Stock and his individual ownership of options to purchase 7,013 shares of the Stock, Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 2,414,072 shares of the Stock, which constitutes approximately 17.1% of the shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

    ALGENPAR

    Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,356,023 shares of Stock, which constitutes approximately 16.7% of the outstanding shares of Stock.

    CRANDALL

    Because of his position as President and sole stockholder of Algenpar, one of two general partners of Alpine, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,356,023 shares of Stock, which constitutes approximately 16.7% of the outstanding shares of Stock.

    KEYSTONE

    The aggregate number of shares of Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 357,615, which constitutes approximately 2.5% of the outstanding shares of Stock.

    R. BASS

    Because of his position as sole director of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 357,615 shares of Stock, which constitutes approximately 2.5% of the outstanding shares of Stock.

    RBMC TRUST

    The aggregate number of shares of Stock that RBMC Trust owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 20,000, which constitutes approximately 0.1% of the outstanding shares of Stock.

    To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of Stock.

    (b)

    ALPINE

    Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,356,023 shares of Stock.

    R. BRUCE

    As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,356,023 shares of Stock. In his individual capacity, Bruce has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 31,036 shares of Stock. As trustee of RBMC Trust, Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 20,000 shares of Stock.

    ALGENPAR

    As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,356,023 shares of Stock.

    CRANDALL

    As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,356,023 shares of Stock.

    KEYSTONE

    Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 357,615 shares of Stock.

    R. BASS

    As sole director and President of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 357,615 shares of Stock.

    RBMC TRUST

    Acting through its trustee, RBMC Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 20,000 shares of Stock.

    (c) During the past sixty days, the Reporting Persons have purchased shares of Stock in open market transactions on the New York Stock Exchange as follows:

REPORTING                            NO. OF SHARES   PRICE PER
PERSON               DATE         PURCHASED        SHARE

Alpine             11/25/98        50,200         13.57
Alpine             11/27/98        11,800         15.30
Alpine             11/30/98        35,000         15.84
Alpine             12/01/98        28,800         15.99
Alpine             12/02/98        20,000         16.05
Alpine             12/03/98        22,400         15.42
Alpine             12/04/98        10,000         15.36
Alpine             12/07/98        56,200         15.05
Alpine             12/08/98        22,400         15.05
Alpine             12/09/98        38,900         15.31
Alpine             12/10/98        25,800         15.03
Alpine             12/11/98        31,000         14.94
Alpine             12/14/98        95,400         15.04
Alpine             12/15/98        27,200         14.87
Alpine             12/16/98        45,800         15.28

    In addition, on November 18, 1998, the Reporting Persons acquired shares of the Stock pursuant to the combination of Freeport-McMoRan Sulphur Inc. and McMoRan Oil & Gas Co. as follows:



    Reporting Person                        Number of Shares

    Alpine                                  1,835,123

    Keystone                                  357,615

    R. Bruce                                   38,049**

    RBMC Trust                                 20,000

**Includes 7,013 shares of stock issuable upon conversion of options.

    Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares during the past 60 days.

    (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such Reporting Person.

    (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except as set forth herein or in the Exhibit filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of Stock owned by the Reporting Persons.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  December 21, 1998

                                  ALPINE CAPITAL, L.P.


                                  By: /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager


                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III


                                  ALGENPAR, INC.


                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President


                                  /s/ J. Taylor Crandall
                                  J. TAYLOR CRANDALL


                                 KEYSTONE, INC.


                                 By:  /s/ W.R. Cotham
                                       W.R. Cotham,
                                       Vice President


                                     /s/ W.R. Cotham
                                W.R. Cotham,

                                Attorney-in-Fact for:

                                ROBERT M. BASS (1)

                                 THE ROBERT BRUCE MANAGEMENT COMPANY, INC.
                                 DEFINED BENEFIT PENSION TRUST

                                 By:  /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Trustee


(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1   Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith